Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018		2017
Net income	$5,893	$2,813	$19,942		$17,275
Additions:
Fixed charges
Interest expense	12,499	12,176	38,647		35,634
Capitalized interest	683	231	1,445		676
	13,182	12,407	40,092		36,310
Deductions:
Capitalized interest	(683)	(231)	(1,445)		(676)
Net loss attributable to noncontrolling interests	—	20	—		56
Adjusted earnings	18,392	15,009	58,589		52,965
Fixed charges (from above)	$13,182	$12,407	$40,092		$36,310
Ratio of earnings to fixed charges	1.40	1.21	1.46	(1)	1.46

(1) The earnings to fixed charges ratio for the nine months ended September 30, 2018 includes gain on sale of real estate of $2.5 million.